Filed pursuant to Rule 424(b)(3)

File No. 333-281060

FLOWSTONE OPPORTUNITY FUND

(the “Fund”)

Class A Shares

Class D Shares

Class I Shares

Class M Shares

December 2, 2025

Supplement to the Prospectus and Statement of Additional Information (“SAI”),

each dated July 31, 2025, as supplemented to date

This Supplement provides new and additional information beyond that contained in the Prospectus and SAI and should be read in conjunction with the Prospectus and SAI.

(1)	On December 1, 2025, FlowStone Partners, LLC (the “Adviser”), the Fund’s investment adviser, announced that it, along with certain of its affiliates, had entered into a unit purchase agreement with Towers Watson Investment Services, Inc. (“WTW”), a registered investment adviser under the Investment Advisers Act of 1940, and a wholly-owned subsidiary of Willis Towers Watson US LLC, pursuant to which WTW will acquire a controlling interest in the Adviser (the “Transaction”). The Transaction is expected to close in the first quarter of 2026, subject to regulatory approvals and customary closing conditions. There is no assurance that the Transaction will close.

The closing of the Transaction would be deemed a change of control of the Adviser, which would cause an “assignment” under the Investment Company Act of 1940, as amended, of the Fund’s current investment advisory agreement with the Adviser, which would result in its automatic termination effective as of the closing of the Transaction.

The Fund’s Board of Trustees (the “Board”) will be asked to approve a new investment advisory agreement between the Fund and the Adviser, which contains substantially identical terms to the current agreement except for a reduced investment management fee. If approved by the Board, the Fund’s new investment advisory agreement will be submitted to the shareholders of the Fund for their approval. There is no assurance that the Board or the shareholders of the Fund will approve the new investment advisory agreement.

The Transaction is not expected to result in any material changes in the day-to-day management of the Fund or the Adviser or to the Fund’s investment objective and principal investment strategy. The Adviser does not anticipate any changes with respect to the services currently provided to the Fund.

No shareholder action is necessary at this time. More detailed information regarding the Transaction and the proposals to be voted upon at the special shareholder meeting will be provided in a forthcoming proxy statement. When you receive your proxy statement, please review it carefully and cast your vote.

This Supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.

Please contact the Fund at (888) 799-0799 if you have any questions.

(2)	Effective immediately, the paragraph under the heading "INQUIRIES" on page 69 of the Prospectus is hereby deleted and replaced with the following:

Inquiries concerning the Fund and the Shares (including procedures for purchasing Shares) should be directed to: FlowStone Opportunity Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212.

(3)	Effective immediately, all references to the Adviser’s address at 55 Nod Road, Ste. 120, Avon, CT 06001 in the Prospectus and SAI are replaced with its new address at 29 Lucy Way, Simsbury, CT 06070, except as otherwise noted in this Supplement.

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Please retain this Supplement for future reference.